Exhibit 6.27

ADDENDUM TO COOPERATIVE MARKETING AGREEMENT

This Addendum to the Cooperative Marketing Agreement (the “Agreement”) is made and entered into on April 15th, 2020 by and between TruClear Global (“TCG”), a California corporation, and To The Stars Academy of Arts and Science (“TTSA”), a Delaware corporation. TCG and TTSA shall hereinafter collectively be referred to as the “parties” and generically as a “party.”

This Agreement amends and modifies that certain Cooperative Marketing Agreement (“CMA”) dated July 11, 2019, made and entered into by the Parties hereto as follows:

Section 2. Duties of the CMA is amended and expanded as defined in the added Subsection (b) below:

(b) TTSA shall expand their duties outside the CRADA to include other government agencies to include federal, state and local jurisdictions. In addition, TTSA shall also expand their duties to the commercial and non-governmental organization sectors.

TCG shall expand their duties outside the CRADA as to the product types and sectors introduced including but not limited to mobile video trucks, drones, virtual reality, sensors, artificial intelligence, anti-microbial lights, and biomedical research.

All other provisions of the Cooperative Marketing Agreement remain in full force and effect, other than any provision that conflicts with the terms and spirit of this Agreement, which shall be deemed to be amended appropriately in order to be consistent with this Agreement.

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first written above.

TruClear Global		To The Stars Academy of Arts and Science

By:	Authorized Official 04-21-2020	By:
Kari DeLonge
President